Exhibit 3.2
ORGANIZATIONAL REGULATIONS OF LOGITECH INTERNATIONAL SA

1.	Governing principles
These organizational regulations (hereafter the "Regulations") are adopted in accordance with Article 17 of the Articles of Incorporation of the Company.
They govern the organization, the voting procedure, as well as the powers and duties of the following organs of the Company:

-	Board of Directors ("Board")

-	Chairman of the Board

-	Chief Executive Officer

-	Group Management Team

2.	The Board

2.1	Organization
The Board, constituted at a minimum by three members, is self-governed.
The members of the Board are elected for a 1-year term which is indefinitely renewable subject to the age and tenure limits specified in Article 2.8 below. Employees may be members of the Board provided such persons do not receive compensation for their activities both as members of the Board and as employees.
At the first meeting following the ordinary general shareholders' meeting, the Board appoints one or two Vice-Chairmen (if any), a Lead Independent Director, and a Secretary. The role of Chairman or Vice-Chairman, on the one hand, and Lead Independent Director, on the other hand, may be cumulated. It is not mandatory that the Secretary be a member of the Board or a shareholder.
The term of office of the Chairman, Vice-Chairman, and Lead Independent Director matches the term of office of their appointment as members of the Board. These persons can be indefinitely re-elected to their respective positions subject to the age and tenure limits specified in Article 2.8 below.

2.2	Meetings, convening of meetings and agenda
A meeting of the Board may be called by the Chairman as often as the business of the Company requires.
The Board may also be convened upon request of any one of the directors. Such request is made to the Chairman in writing, and it includes the reasons for which the Board meeting is being called. Upon receipt of such request, the Chairman shall convene the Board without delay. When necessary, the Lead Independent Director may also convene the Board.
Where appropriate, but at least twice a year, the directors who meet the independence requirements of the Nasdaq Stock Market rules and regulations shall meet in executive session. Such meetings may be scheduled in conjunction with the meetings of the Board.
The notice convening the Board meeting shall mention the day, the time and the place of the meeting, as well as the agenda. The relevant documentation relating to the forthcoming meeting shall be delivered reasonably in advance. Resolutions on items that were not mentioned in the agenda may only be taken if all members of the Board have been consulted, except in case of emergency.
The Board is chaired by the Chairman and, in case of his absence, by the Vice-Chairman or, if he is absent, by the Lead Independent Director or another member of the Board. Meetings of independent directors are chaired by the Lead Independent Director. Board meetings may be validly held by way of video conference or telephone conference.

2.3	Vote, minutes

2.3.1	Vote
The Board takes its resolutions by the approval of the absolute majority of the members who are present. In the event of a tie, the Chairman has a casting vote.
While preparing its recommendations to the general shareholders' meeting for election or removal of independent auditors, the Board shall pay due consideration to the recommendations of the Audit Committee established pursuant to Article 2.4.3 below.

The resolutions of the Board may be taken by way of circular letter, provided that no member requests a discussion.
The resolutions by way of circular letter are adopted if they have been approved by the majority of the members of the Board. In the event of a tie, the Chairman has a casting vote.

2.3.2	Minutes
The discussions and the resolutions of the Board are set forth in minutes, signed by the Chairman and the Secretary. Each member of the Board receives a copy of the minutes. The resolutions taken by way of circular letter must be included in the minutes of the following meeting of the Board.
The minutes of each meeting must be ratified at the following meeting of the Board.

2.4	Attribution of powers

2.4.1	Powers delegated by the Board
The Board delegates the entire management of the Company to the Chief Executive Officer and to the Group Management Team, except where the law, the Articles of Incorporation or the present Regulations provide differently.

2.4.2	Powers not delegated by the Board
The Board exercises at any time the superior management and supervision of the Company. It issues directives concerning the business policy and keeps itself regularly informed on the Company's performance.
In particular, the Board has the following non-transferable and inalienable powers and duties:

1.
It ultimately oversees the Chief Executive Officer and the Group Management Team and issues the necessary guidelines; this includes the determination of strategic objectives, the allocation of resources and the company policy;

2.	It determines the organization structure;

3.	It establishes accounting and financial control principles as well as the financial plan;

4.
It appoints and dismisses the Chief Executive Officer and the members of the Group Management Team and resolves on their signatory power; it appoints and dismisses the head of the Internal Audit function;

5.
It exercises the ultimate supervision of the persons in charge of the management of the business in order to ensure that their activity is carried out in compliance with the law, the Articles of Incorporation, the internal regulations and the instructions given;

6.	It oversees the preparation of the annual report, prepares the shareholders' meetings and carries out its decisions;

7.	It informs the judge in case of overindebtedness (technical insolvency);

8.	It takes resolutions regarding the payment of non fully paid-in shares (Art. 634 a CO);

9.
It publishes the report provided for under Article 132 para. 1 of the Swiss Federal Act on Financial Market Infrastructures setting out the position of the Board with respect to a public takeover offer; and

10.	It is responsible for the compensation report.

The Board keeps the power to resolve itself on the following objects:

a)	the signatory power of its members, if any;

b)	the approval of the budget submitted by the Chief Executive Officer;

c)
the approval of any type of investment or acquisition not included in the approved budgets; provided that management may from time to time request authorization to make investments and/or acquisitions up to an aggregate amount of USD 10,000,000 without Board approval, subject to management’s obligation to conduct periodic post close reviews of such transactions and to present the findings of such reviews to the Board;

d)	the approval of the acquisition and sale, as well as the constitution of security interests, over the Company's real estate; and

e)	the approval of any expenditure of more than USD 10,000,000 not specifically identified in the approved budgets.

2.4.3	Special committees
The members of the Compensation Committee are elected individually from among the members of the Board by the general shareholders’ meeting. In addition, the Board constitutes within its ranks the following two committees in charge of specific issues:

a)	Audit Committee

b)	Nominating Committee
Except where otherwise contemplated in the charter of the applicable committee, the recommendations of these three committees are submitted to the Board for approval.
In accordance with the law and the Articles of Incorporation of the Company, the Board shall issue charters for each of these Committees which define their attributions and powers, and shall appoint the Chairman of each of these Committees.

2.5	Right to information and consultation
Each member of the Board has the right to obtain information on the entire business of the Company. During the meetings, each member of the Board may request information from the other members as well as from the persons entrusted with the management.
Outside of the meetings, each member of the Board may request from the persons entrusted with the management information regarding the course of business and, with the authorization of the Chairman, on specific business issues. To the extent it is necessary for the accomplishment of his duties, each member of the Board may request from the Chairman to review the books and files. If the Chairman rejects a request for information, for a hearing or for consultation, the Board decides.

2.5.1	Reports
During each meeting, the Board must be informed by the Chief Executive Officer on the development of the current affairs and on important events. Extraordinary events are to be notified to the members of the Board in the shortest possible time by circular letter.

2.6	Signatory rights
The Chairman and those members of the Board who shall have the right to represent the Company shall have either:

a.	Collective signature authority, to be exercised together with another person authorized to sign, or

b.	Individual signature authority, in which case their acts require prior approval of another person authorized to sign.
The signature of a member of the Board is not necessary on documents signed on behalf of the Company. Any two authorized officials of the Company registered with the Register of Commerce, including members of the Board, may execute documents on behalf of the Company. In addition, other officials of the Company may execute certain classes of documents on behalf of the Company together with authorized officials under limited powers of attorney granted by the Board.

2.7	Discretion, secrecy
Each member of the Board is accountable for the documents entrusted to him. Each member is under an obligation to maintain absolute confidence towards third persons on the facts that came to his attention during the exercise of his directorship.

2.8	Age and tenure limits
No member of the Board of Directors can seek re-election after he or she has reached the age of 70 years, unless a specific exception is approved by the Board. The same age limit is applicable to the Board of consolidated subsidiaries.
No member of the Board can seek re-election after he or she has served on the Board as a non-employee member for 12 years, unless a specific exception is approved by the Board.
A member of the Board who has reached the age or tenure limit referred to above during the term of his or her directorship may remain a director until the expiration of his or her term.

2.9	Annual review

The Board shall review at least once a year its own structure, processes, and performance, including the adequacy of these Regulations. Independent directors shall assess the adequacy of their relationship and cooperation with executive directors.

2.10	Compensation
Subject to the powers of the general shareholders’ meeting, the Board determines the compensation of its non-employee members on the recommendation of the Compensation Committee. The compensation of employee members of the Board is determined by the Compensation Committee.

3.	The Chairman of the Board
In urgent cases, the Chairman of the Board has the power to take on his own a decision which would otherwise fall in the competence of the Board, provided that a resolution by way of circular letter in accordance with Article 2.3.1 above is not possible or practicable.
Decisions taken by the Chairman of the Board in this way shall be immediately notified in writing to the other members of the Board, and are subject to ratification by the Board at its next meeting or by way of circular letter.

4.	The Chief Executive Officer

4.1	General responsibilities
In application of Article 17 of the Articles of Incorporation and subject to     Article 2.4 above, the Board delegates the entire management of the business to the Chief Executive Officer, who does not need to be a     member of the Board.
The Chief Executive Officer spends his full time in this capacity. He conducts the business with the support of the Group Management Team. He organizes the Group Management Team and presides at its meetings.

4.2	Detailed list of responsibilities
The Chief Executive Officer has, in particular, the following responsibilities and prerogatives:

-	define and implement the short and medium term strategy and plans;

-	establish preliminary and final budgets for submission to the Board for approval;

-	produce the Company's preliminary financial statements as well as the annual report for submission to the Board for approval and subsequent presentation to shareholders;

-	hire, dismiss and promote employees, except members of the Group Management Team and the head of the Internal Audit function;

-
take immediate measures to protect the interests of the Company where a breach of duty is suspected from a member of the Group Management Team, including suspending the relevant member of the Group Management Team from office. In such a case, the Board must decide on the matter within a reasonable period of time;

-	implement the decisions taken by the Board;

-	report regularly to the Chairman of the Board on the evolution of the business;

-	prepare supporting documents for decisions which are to be made by the Board;

-	decide on issues that are brought to his attention by the Group Management Team;

-	keep the share register of the Company, under the supervision of the Board.

4.3	Reporting line
The Chief Executive Officer reports to the Board.

4.4	Compensation
Subject to the powers of the general shareholders’ meeting, the Compensation Committee determines the compensation, including salary and bonus, of the Chief Executive Officer.

5.	The Group Management Team

5.1	Appointment, dismissal, remuneration
The Board appoints and dismisses the members of the Group Management Team.

5.2	Roles and responsibilities
The roles and responsibilities of the members of the Group Management Team are in the job descriptions of each of the Managers.

5.3	Subordination
The members of the Group Management Team are directly subordinated to the Chief Executive Officer. They keep him informed on the development of the business in general, as well as on events that impact the Company. The head of the Internal Audit function is directly subordinated to the Audit Committee.

5.4	Compensation
Subject to the powers of the general shareholders’ meeting, the Compensation Committee determines the compensation, including salary and bonus, of the members of the Group Management Team. Subject to the powers of the general shareholders’ meeting, the Audit Committee determines the compensation, including salary and bonus, of the head of the Internal Audit function. The Audit Committee may delegate this responsibility to its Chair.

6.	Prohibition on Loans to Directors and Officers
The Company will not, directly or indirectly, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit in the form of a personal loan to or for any member of the Group Management Team or member of the Board of the Company.

7.	Final provisions

7.1	Entry into force
The present Regulations shall take effect upon their approval by the Board.

7.2	Amendments
On the Chairman's request, the present Regulations, must be reviewed and, as the case may be, updated on a yearly basis, i.e. during the first meeting of the Board following the ordinary shareholders meeting or as often as the business of the Company requires.
Decisions regarding amendments of the present Regulations need to be approved by the absolute majority of the attending members.
Adopted as of the 24th of April, 1996, and amended as of the 28th of June, 1999, the 14th day of October, 2003, the 8thday of April, 2004, the 15th day of June, 2006, the 17th day of June, 2008, the 5th day of September, 2013, the 25th day of March, 2015 and the 29th day of June, 2016.
ROMANEL, SWITZERLAND
/s/ Guerrino De Luca    /s/ Bryan Ko
Guerrino De Luca    Bryan Ko
Chairman of the Board    Secretary